LEVY & DRONEY, P. C.

Pond View Corporate Center

74 Batterson Park Road

Farmington, CT 06032

January 20, 2006

Mr. H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, Northwest

Washington, D.C.  20549

RE:  The Enlightened Gourmet, Inc. – SEC File No. 0-51597

Dear Mr. Owings:

This letter is in response to your letter of January 5, 2006 addressed to Mr. Alexander L. Bozzi, III, Chairman of the Enlightened Gourmet, Inc. (the “Company”).  This firm represents the Company.

We have reviewed the matters addressed in your letter with Company management and representatives of the Company’s independent registered public accountant and our responses are based upon such discussions.

Please note that for your convenience, we have repeated your questions in bold face type with our responses in regular type face below.

Risk Factors, page 2

1.

Please delete the third through seventh sentences of paragraph four, Product Liability, which mitigate or qualify the risk being discussed.

The Company will delete this material in future filings.

Sales and Distribution, page 10

2.

We have noted your revision in the first paragraph of this section stating as opinion your belief that the “Good for You” market is still growing.  We do not object to stating as opinion your belief that the company will benefit from this growth.  However, if you retain this statement, you should further revise it to make clear that there can be no assurance this will be the case.

The Company will include the requested qualifying language in future filings.

Description of Securities, page 19

3.

It appears that your letter dated December 13, 2005 did not respond to comment 28 in our letter dated November 23, 2005, which included 40 numbered comments.  Please file as exhibits any documents which establish the rights discussed in this section.

The basic rights of security holders are contained in the Articles of Incorporation and Bylaws, which have been filed as exhibits.  There are no other documents defining the rights of stockholders, generally.  We do note that certain of the stockholders received a supplemental undertaking regarding their shares, as discussed in paragraph 6 below.

Exhibits

4.

We note your response to comment 40 in our letter dated November 23, 2005.  Please tell us, in detail, what activities Mr. Traba performed in rendering his services as an appraiser and the extent to which the parties relied on his determination of price in setting the actual terms of their contract of sale.

Mr. Traba served as a facilitator/mediator in the negotiations between the parties.  Both parties relied, to some extent, on Mr. Traba’s financial expertise and integrity in assisting them at arriving at a mutually agreeable price.  Mr. Traba did not specifically establish the price nor did he provide any written material in connection with his services to either party, although he did use established valuation techniques to assist the parties in reaching an agreement.  In reaching their agreement, we assume that the parties relied upon their own business judgment, in addition to Mr. Traba’s advice, in arriving at a purchase price.

Financial Statements

Consolidated Balance Sheet, page F-4

Note 4.  Acquisition of Technology, page F-11

5.

We note your response to comment 31 in our letter dated November 23, 2005.  Please disclose the separate values assigned to acquired non-patented technology, trademark and trade dress which aggregate $250,000 and 86% of total assets as of December 31, 2004.  Tell us how the effects of other applicable factors such as obsolescence, demand, market competition, the level of maintenance expenditures to obtain expected future cash flows, as well as other economic factors have affected your conclusion that capitalization and an indefinite useful life is appropriate for each of these intangible assets.  Then, tell us how you determined that technological feasibility was established and the test of alternative future use was met for the acquired non-patented technology.  We note that you have not recorded any revenues as of your fiscal year end and the subsequent nine months ended September 30, 2005.  Reference is made to FASB Interpretation No. 4.

The breakdown of such intangible assets is as follows:

Formula

$220,000.00

Trademark

$25,000.00

Trade dress

$5,000.00

$250,000.00

The identifiable assets noted above resulted from research and development activities of Milt and Geno’s and were purchased at fair value totaling $250,000 (37,500,000 shares at $0.00667 cents per share).

Such assets were classified as intangible assets with indefinite lives and thus not subject to amortization in accordance with the provisions of FASB 142.  Additionally, impairment testing of such assets was performed at each applicable reporting period based on the anticipated cash flows to be generated as a result of the positive results of the Company’s marketing efforts.

Consolidated Statement of Stockholders’ Equity for the Period June 25 (date of Inception) to September 30, 2005, page F-6

6.

We note your response to comment 32 in our letter dated November 23, 2005.  The Securities Subscription Agreement requires you to deliver shares registered under the Securities Act on or before June 12, 2005.  Further, your response indicates that there are no other existing settlement alternatives.  Please tell us how you concluded that the common shares offered for sale under the Securities Subscription Agreement should be classified as permanent equity.  In your response, include your consideration of EITF D-98 and EITF  00-9.  Note that failure to have a registered statement declared effective by a designated date would be considered a condition that is not solely within your control.  If, after consideration, you determine permanent equity classification is not appropriate, please reclassify these securities as of each balance sheet date and include the presentation requirements in Rule 5.02.28 of Regulation S-X and ASR 268.  Further, please revise the disclosure in the last sentence of the third paragraph in Item 1 of specific Part II to remove any reference to the likelihood of any shareholder seeking specific performance.

The Security Subscription Agreement does not require the delivery of shares registered under the Securities Act.  Unregistered shares were delivered to all purchasers in satisfaction of the Company’s delivery obligations under the Subscription Agreement.

The Subscription Agreement does have a supplemental, after-the-fact, undertaking on the part of the Company to affect such registration in the future; however, such undertaking is not in the nature of a condition precedent to the purchase and sale of the common stock and there is no provision in the Subscription Agreement for rescission or redemption in the event the undertaking is not fulfilled.

In the case of a fully-completed transaction, and in the absence of any mandatory redemption requirement, neither EITF 00-9 nor EITF D-98 is implicated.

We note, as a supplemental matter, that in the absence of any trading market for the Company’s common stock, and without an underwriter to effect placement of the shares, registration under the Securities Act would provide no practical benefit to the investors.  I understand that this situation has been discussed with the larger investors and that they are satisfied with the course of action take.  Accordingly, we believe that the possibility of any investor seeking to enforce the undertaking in question is remote.

Note 5.  Stockholder Note Payable, page F-23

7.

We note authorization of debt discount was not recorded due to immateriality.  Please also tell us what consideration you gave to APB 20 and the impact on the balance sheets and statement of stockholders’ equity when you revised the interim statements with respect to the warrants.

As discussed in Note 5 to the September 30, 2005 interim financial statements, the warrants were valued at $12,000.  An adjustment was made to the note payable and to paid in capital for that amount.  This correction was made as a result of your comment number 34 from your letter dated November 23, 2005.  This was not an accounting change under APB 20 but rather it was a correction which resulted from your inquiry.

Please contact me with any further questions or concerns.

Sincerely yours,

S/ RICHARD T. KEPPELMAN

Richard T. Keppelman

RTK/ptl

cc:   Albert Yarashus

        Michael Traba

       Alexander L. Bozzi, III

       Michael Sabol

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